Exhibit 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the years ended December 31,
	2004	2003	2002	2001	2000
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures	$123,952	$402,068	$516,496	$401,891	$355,739

Plus Fixed Charges:
Interest expense	833,408	806,874	796,133	713,991	508,407
Capitalized interest	4,648	10,089	20,467	23,592	14,277
Loan amortization cost	15,298	6,506	4,494	14,700	10,874

Fixed charges	853,354	823,469	821,094	752,283	533,558

Plus amortization of capitalized interest	2,159	1,663	1,345	1,165	1,000
Plus distributed income of investments in unconsolidated joint ventures	66,289	87,624	149,224	82,409	63,942
Less capitalized interest	(4,648)	(10,089)	(20,467)	(23,592)	(14,277)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(2,070)	(2,217)	(2,345)	(2,333)	(721)

Total	61,730	76,981	127,757	57,649	49,944

Earnings	$1,039,036	$1,302,518	$1,465,347	$1,211,823	$939,241

Fixed charges	$853,354	$823,469	$821,094	$752,283	$533,558

Earnings to fixed charges	1.2	1.6	1.8	1.6	1.8